Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5:   Other Products and Services

c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator,   or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?

X☐☐Yes   ☐☐No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.

The Liquidity Protection Rule ("LPR") is the result of data analysis performed by Advanced Liquidity Studies and Analytics ("ALISA"), a data platform operated by CODA Markets' parent company, Apex FinTech Solutions LLC. ~~PDQ Enterprises, LLC ("PDQ"). PDQ, a software development company~~, Apex FinTech Solutions LLC provides the Liquidity Protection Rule Calculator ("LPRC") to registered users of the LPRC on the CODA Markets website. ~~and PDQ websites.~~

The LPRC output is a numerical and graphic representation of the Auction Trade Price band used by the LPR in CODA BLOCK and CODA FUSE for that trading day (discussed in detail in Part III, Item 11 (c)). Registered users can be both Subscribers and non-Subscribers of CODA Markets.

Item 6:   Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations   of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator   ("shared employee") have access to confidential trading information on the NMS Stock ATS?

X☐☐Yes   ☐☐No

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

The following are the business units of CODA Markets' parent company, ~~PDQ~~ Apex FinTech Solutions LLC, with any shared employees' role and responsibilities:

CODA Markets will share employees with the parent company Apex FinTech Solutions

LLC, who will provide oversight and operations support. Former PDQ Enterprise employees who are now Apex FinTech Solutions LLC employees, including developers and network engineers provide hardware, software, data administration, reporting, report generation, connectivity, data storage, and system access services to CODA Markets.

The Data Research unit, also known as ALISA, is comprised of former PDQ Enterprise employees who are now Apex FinTech Solutions LLC employees. The Data Research Team provides data analysis to both Apex Fintech Solutions LLC and CODA Markets products and clients.

Apex FinTech Solutions LLC employees provide accounting and legal services, as referenced in Part 2 Item 7d.

~~The Management unit shares a President who is responsible for the oversight of CODA Markets and PDQ. The Management unit also shares a Chief Operating Officer who is responsible for the oversight of operations and reporting for both CODA and PDQ.~~

~~The Technology unit's Chief Technology Officer is responsible for the oversight of the PDQ technology platform and provides ongoing support and oversight of the CODA systems through the technology license agreement between PDQ and CODA Markets. Developers within the Technology unit also provide hardware, software, data administration, reporting and report generation services to both PDQ and CODA Markets. Network Engineers provide connectivity, data storage and system access to both PDQ and CODA Markets.~~

~~The Data Research unit, also known as ALISA, provides data analysis to both PDQ systems and CODA Markets products and clients.~~

~~The Accounting unit shares a controller who is responsible for the billing, invoice and financial reconciliation of both PDQ and CODA Markets.~~

b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

X☐☐Yes   ☐☐No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

~~PDQ~~ Apex FinTech Solutions LLC is the sole-shareholder of CODA Markets, Inc. ~~PDQ~~

Apex FinTech Solutions LLC provides ongoing administrative, accounting, technical, compliance, analytical research and operational support to CODA Markets and CODA as described throughout Part III, Item 11. Development of and any maintenance to the LPRC and LPR, discussed in Part II, Item 5(c) are examples of ongoing support provided by ~~PDQ~~ Apex FinTech Solutions LLC to CODA Markets. CODA Markets personnel are employees of ~~PDQ~~ Apex FinTech Solutions LLC .

PICO Quantitative Trading, LLC ("PICO") and SpiderRock Gateway Technologies ("SpiderRock") provide market data to CODA. PICO is CODA's primary market data provider. SpiderRock is CODA's backup market data provider. CODA's usage of market data is discussed in detail in Part III, Item 23.

QUODD Financial Information Services, Inc. ("QUODD") provides reference market data services to CODA. The reference data provided by QUODD is for individual Reg NMS stocks and includes capitalization, sector, consolidated volumes and official closing prices. QUODD data is received daily and in file form. CODA's uses QUODD data historically and as an input for the market capitalization-based minimum quantity requirements, as discussed in Part III, Item 11 (c).

Merrill Broadcort, a division of BofA Securities Inc., provides clearing services to CODA Markets and CODA via a fully disclosed clearing agreement. CODA's clearing and settlement procedures are discussed in detail in Part III, Item 22.

CODA Markets maintains a fully disclosed clearing agreement with Electronic Transaction Clearing, Inc. At this time the account is used exclusively for a portion of trades executed at and by away markets through FLARE. FLARE is CODA's outbound router discussed throughout this Form and in detail in Part III, Item 16(b). CODA's clearing and settlement procedures are discussed in detail in Part III, Item 22.

Service and support teams provided by NY5 (mentioned in Part I, Item 7 and Part III, Item 6(a)) where the CODA matching engines are hosted and Participants can connect to CODA systems) and NJ2 (a Cyxtera data center, mentioned in Part III, Item 6(a) where CODA Markets maintains a point-of-presence and offers additional connectivity options), collectively the data centers at which the CODA systems reside, (mentioned in Part I) can, if needed, provide on-site support to the CODA hardware systems as directed by CODA Markets or ~~PDQ~~ Apex FinTech Solutions LLC . Service and support teams provided NY5 and NJ2by the data centers do not have access to any confidential trading information.

c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

X☐☐Yes   ☐☐No

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

BofA Securities, Inc. is a CODA Markets Subscriber and user of the ATS services including the ATS and FLARE.

Electronic Transaction Clearing, Inc. is an affiliate and Subscriber to CODA Markets and user of all CODA services including the ATS and FLARE.

Item 7:   Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

    i. written standards controlling employees of the ATS that trade for employees' accounts; and

    ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

Protection of Confidential Trading Information:

CODA considers Subscribers' confidential trading information to be Participant activity and execution data from their interaction with and usage of the ATS and other CODA services discussed throughout this Form.

Confidential trading information is deemed to include:

1) Subscriber order and conditional liquidity detail (conditional liquidity refers to conditional interests and inbound IOIs collectively, both of which are discussed individually in detail in Part III, Item 7(a));

2) Subscriber execution detail;

3) Individual Subscriber order and execution statistics;

4) FIX messages sent to CODA from Subscribers;

5) FIX messages sent from CODA to Subscribers; and

6) LPRC queries.

Employees are authorized to access confidential trading information when it is necessary to support CODA Markets':

1) Operations;

2) Subscriber support;

3) Business and technological development and support;

4) Systemic testing; and

5) Regulatory reviews, testing, investigations, surveillances, and reporting.

As described in Part III, Item 16(b), FLARE is CODA's outbound router. In addition to public market data, FLARE uses certain Subscriber confidential trading information in order to route and execute individual FLARE-eligible orders at CODA and away markets.

Three types of Subscriber confidential trading information are used in connection with the FLARE order routing services:

1) In order to route FLARE-eligible orders, FLARE has access to and uses the order detail found in the FIX message sent to CODA. For example, FLARE uses the price or effective price on an order to determine the order's marketability. FLARE can then use the order's marketability to determine the routing logic for that order.

2) Execution data specific to the order being executed can be used by FLARE when an order remains live and partially executed. For example, FLARE can reroute unexecuted shares resting at one venue to another venue based on partial execution data specific to that order. This includes execution data from both CODA and away markets.

3) As part of its smart order routing functionality, FLARE is equipped with a machine learning-based process to optimize order routing decisions based on aggregated information about historical routing and execution results involving orders with similar characteristics that have been previously routed. For example, if FLARE previously routed portions of a certain 2,000 share parent order ("parent_order_1"), 1,000 to Venue A in child_order_a and 1,000 to Venue B in child_order_b, and received a complete fill at Venue A and no fill at Venue B, in an effort to increase the likelihood of a fill and improve overall execution performance for future orders, when the FLARE smart order router receives future parent orders that have similar characteristics to parent_order_1 it will use the execution information from parent_order_1, including child_order_a and child_order_b, to determine where to route child orders for that parent. FLARE's smart order router does not have access to any information regarding live orders or conditional liquidity resting in CODA, nor does FLARE have access to unfilled or cancelled orders, or conditional liquidity that was previously live and resting in CODA.

Aside from using historical execution information for regular maintenance and smart order routing optimization, employees are not authorized to use Confidential Information for purposes of operating FLARE.

Personal Trading Accounts:

Employees' are required to obtain compliance approval prior to establishing brokerage accounts. Annually, each employee must attest in writing that they have disclosed to CODA Markets Compliance all their brokerage accounts and they understand and will abide by CODA Markets' personal trading policies. At least quarterly, for each disclosed account, the CODA Markets Compliance Department reviews the trading activity and money movements for insider trading, compliance with CODA Markets policies and anti-money laundering laws.

CODA Markets and ~~PDQ~~ Apex FinTech Solutions LLC prohibit all employees, including those with access to Subscriber confidential trading information, from trading based on non-public or other confidential information, which would include Subscriber confidential trading information. Upon hire and annually thereafter, each employee is required to read and attest to understanding and abiding to CODA Markets' Insider Trading and Personal Securities Transactions/Prevention of Misuse of Non-Public Information Policies and Procedures. Distribution and collection of the attestations are handled by CODA Markets Compliance Department.

It is the policy of CODA Markets and its parent company, ~~PDQ~~ Apex FinTech Solutions LLC, that ~~CODA Markets, PDQ and their~~ employees shall not act as principal in any trading activity, or trade for their own account, in CODA.

CODA Markets maintains secured access to both physical and non-physical assets. Physical access to servers and related infrastructure is limited to key personnel both at the datacenters and at the main office with a combination of keypad and/or fingerprint scanners.   Physical access to desktop terminals is restricted to authorized individuals by physical key and/or electronic locks to gain access to the buildings. Additional keypad access is required to gain access to sensitive / restricted areas within the buildings. Non-physical access to servers / desktops is limited to authorized individuals maintaining active passwords in accordance with CODA Markets password policy. Failure to maintain an active password in accordance with CODA Markets password policy results in revoked access to non-physical assets.

CODA requires completion and approval of new hire and terminated employee and consultant checklist lists for control of access to Subscriber data, prior to commencement of work with the firm and following termination. Subscriber data includes any confidential trading information as defined above, as well as Subscriber onboarding paperwork, trading reports and other Participant identifying documentation.

Written, documented authorization to access confidential trading information is provided by a supervisory principal of CODA Markets. Annual review of each employees' and consultants' access to confidential trading information through systems and physical areas of CODA Markets is conducted. Recognized cybersecurity protocols are documented, enforced and reviewed during periodic cybersecurity meetings.

d.   Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

Management, including the General Manager of Apex Institutional, CODA Markets the President and the Chief Operating Officer CODA Markets Chief Sales Officer, has oversight responsibilities of CODA Markets, and its parent PDQ requiring access to both real-time and post-trade data.

The Compliance unit, comprised of a Chief Compliance Officer, Compliance Officer, Compliance Analyst and Data Analyst have CODA Markets responsibilities that require access to real-time and post-trade data. Those responsibilities include, but are not limited to, the supervision of CODA Markets; compliance program, supervisory reviews and testing, trade surveillance, research, investigation and the preparation and analysis of trade data.

The Sales unit, comprised of a sales manager Chief Sales Officer, business development and institutional support roles, requires real-time and post-trade data for responsibilities including trade support, customization, Participant education and oversight.

The Technology unit is comprised of a Chief Technology Officer,Head of Technology and a team of developers and network engineers of former PDQ Enterprise employees who are now Apex FinTech Solutions LLC employees. Their responsibilities include oversight of the CODA and Apex Fintech Solutions LLC platforms, hardware and software support, data administration, reporting, network connectivity, data storage and system access. Access to real-time and post trade data allows the team to monitor their systems for, but not limited to performance, accurate order handling and capacity. Additional intraday support is provided by the technology team

The Technology unit is comprised of a Head of Technology and a team of developers and network engineers of former PDQ Enterprise employees who are now Apex FinTech Solutions LLC employees. Their responsibilities include oversight of the CODA and Apex Fintech Solutions LLC platforms, hardware and software support, data administration, reporting, network connectivity, data storage and system access. Access to real-time and post trade data allows the team to monitor their systems for, but not limited to performance, accurate order handling and capacity. Additional intraday support is provided by the technology team.

The Operations team is the first point of contact for intraday client and trade support. Access to real-time and post-trade data is essential to provide CODA Participants with fast and efficient support while resolving any issues. The Operations team monitors system performance throughout the day as well.

The data research team, referred to as ALISA is responsible for building and using tools to analyze the value and efficiencies of CODA Markets' product offering. Additionally, the ALISA team assists in the development of products incorporated into CODA.   Access to real-time and post-trade data is required to thoroughly and accurately analyze CODA's data in a manner that maximizes the value it can provide to the CODA Markets product offering and its Participants.

The Accounting ~~unit is~~ units of CODA Markets along with the parent company Apex FinTech Solutions LLC are responsible for invoicing, audits, accounts payable and financial reconciliation. As a result, the accounting unit has limited access to post-trade data, but not real-time data.

RegTec, LLC ("RegTec") is contracted by CODA Markets to support the CODA Markets compliance department. RegTec responsibilities include review of emails and other electronic correspondence according to CODA Markets' regulatory requirements. CODA Markets Compliance Department confirms the reviews by RegTech and addresses escalated items, if applicable. RegTec's work with CODA Markets is subject to a confidentiality agreement.

S3 Matching Technologies LP ("S3") is contracted by CODA Markets to receive order and execution data to produce public and non-public reports through the S3 platform. Those reports include regulatory reports such as those required by Rules 605 and 606. S3's receipt and usage of CODA Markets' data is subject to a confidentiality agreement.

My Virtual Business Unit, LLC ("MYVBU") is contracted by CODA Markets to provide monthly services in accounting, data analysis and pre-market open system checks. MYVBU provides custom automated programming through a variety of different excel based tools as well as an internal reporting system. Reports generated by MYVBU support the accounting, billing and data analysis departments. MYVBU performs a daily review of reports and is instructed to escalate to CODA personnel when certain criteria do not fall within defined parameters. MYVBU performs a pre-market open checklist to ensure CODA systems are started properly and without issue. MYVBU is instructed to notify CODA Markets personnel if an issue is encountered. MYVBU's work with CODA Markets is subject to a confidentiality agreement.

~~CODA Markets' General Counsel is not an employee of the parent company PDQ. General Counsel or any other counsel for CODA Markets may need and have access to all forms of confidential trading information in order to perform their duties. All legal counsel are bound by professional obligations of confidentiality.~~

CODA Markets' counsel is the Chief Legal Officer of the parent company Apex FinTech Solutions LLC. This counsel and any other legal counsel for CODA Markets may need and have access to all forms of confidential trading information in order to perform their duties. All legal counsel are bound by professional obligations of confidentiality.

CODA Markets' FINOP is a non-employee consultant that is also registered with CODA Markets. CODA Markets' FINOP has access to limited post-trade data as needed and in order to perform his or her duties as FINOP.

Part III: Manner of Operations

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

CODA, which is operated by CODA Markets and its parent company/technology provider, ~~PDQ~~ Apex FinTech Solutions LLC, identifies and executes orders that can be matched or crossed in an agency capacity via CODA's on-demand, order-initiated auction matching protocols for all Reg NMS stocks. To address the varying liquidity needs and diverse workflows of its Participant base, CODA offers three auction types, CODA MICRO, CODA BLOCK and CODA FUSE, which are discussed individually and in detail below.

~~CODA Markets does not have any Affiliates other than its Executive Officers, Directors and parent company, PDQ, a Control Affiliate.~~ ~~PDQ~~ Apex FinTech Solutions LLC is a software development company and the sole owner of CODA Markets. ~~PDQ~~ Apex FinTech Solutions LLC provides CODA Markets a license to the technology and software used to operate CODA. ~~PDQ~~ Apex FinTech Solutions LLC is responsible for the maintenance and continued development of the technology and software. ~~PDQ~~ Apex FinTech Solutions LLC may also provide operational and administrative support to CODA.

All three auction types, CODA MICRO, CODA BLOCK and CODA FUSE, utilize the on-demand, order-initiated auction market structure. Individual auctions are initiated by unique Liquidity Seeker orders. Only Liquidity Seeker orders deemed "marketable" upon receipt can initiate auctions. For purposes of auction initiation, "marketable" is defined as Buy orders priced greater than the national best bid and Sell/Sell Short orders priced less than the national best offer. Initiating orders are paused at CODA while the auction process occurs (the "Pause").

Once an auction is initiated, CODA sends "symbol-only" notifications, referred to as Request-for-Trades ("RFT") or Auction Alerts, to other Participants (both Liquidity Providers and other Liquidity Seekers depending on the Auction Type). The RFT/Auction Alert process serves as the auction call and is used to attract liquidity from other Participants that will potentially trade with the initiating liquidity-seeking order, as well as resting orders and conditional liquidity.

To minimize information leakage and protect initiating Liquidity Seekers' orders, the information included in RFT/Auction Alerts sent to Participants is limited to the ticker symbol from the initiating Liquidity Seekers' orders. Form ATS-N and other CODA materials refer to this RFT/Auction Alert format as "symbol only." Participants can receive additional information related to the trading opportunity on RFT/Auction Alerts, including a commission amount to be assessed if a trade occurs, midpoint pegging instructions (not supported in CODA FUSE and CODA BLOCK), and/or the duration of the auction type or matching engine logic for the corresponding auction (discussed in detail in Part III, Item 11 (c)). Exclusive to CODA MICRO and in order to provide Liquidity Seekers with additional flexibility, they can request in writing that CODA send RFT/Auction Alerts containing their full order detail (symbol, side, size and price) to one or more Liquidity Provider Participants instead of the default "symbol only" format.

RFT/Auction Alerts sent to Liquidity Providers indicate a required minimum response size based on auction type and as stated below:

-CODA MICRO indicates a minimum response size of 1 share.

-CODA BLOCK indicates a minimum response size of 1,000 shares.

-CODA FUSE indicates a minimum response size of 100 shares, or an amount less than 100 that would satisfy the $5,000 minimum notional value requirement and is calculated based on the midpoint of the NBBO at the time.

Liquidity Seekers can rest orders in the non-displayed CODA Book. To rest orders in the CODA Book, Liquidity Seekers send Day orders or use custom TIF values as discussed in Part III, Item 7. CODA auctions reserve orders from the CODA Book if and when the resting orders are executable in auctions initiated by other liquidity seeking orders. Orders resting in the CODA Book are referred to as "resting orders". Conditional interests also reside in the CODA Book. Unlike resting orders where the resting orders can participate in an auction with no further action by the Subscriber, Conditional interests are required to firm up in order to participate in an auction (discussed in detail in Part III, Item 9).